November 13, 2012

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:    Mr. H. Roger Schwall
Mr. Kevin Dougherty
Mr. Timothy S. Levenberg
Ms. Andri Boerman
Mr. Ethan Horowitz

Re:	U.S. Well Services, LLC Registration Statement on Form S-4 Filed October 18, 2012 File No. 333-184491
Ladies and Gentlemen:
This letter is in response to your letter dated November 9, 2012, to U.S. Well Services, LLC (the “Company”) transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-4 (the “Initial Registration Statement”). For your convenience, each response is preceded by the Staff’s comment to which the response relates. The Company is also sending to the Staff, by Federal Express, five (5) copies of the Registration Statement on Form S-4, as filed today with the Commission (the “Amended Registration Statement”).
Form S-4 filed October 18, 2012
Exhibit 5.1

1.
Comment. Pease obtain and file as an exhibit a new or revised opinion of counsel which addresses each of the following comments. Refer generally to the guidance contained in Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011), which we refer to below as “SLB 19,” available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response. In response to the Staff’s comment, the Company has obtained and filed a revised opinion responsive to the Staff’s comments below, a copy of which is enclosed herewith.

U.S. Securities and Exchange Commission
November 13, 2012

2.
Comment. Ensure that counsel provides an opinion void of ambiguity with regard to the lists it includes. For example, numbers are repeated in the romanette numbering set forth in the “Documents Examined” section of the opinion.

Response. In response to the Staff’s comment, the Company has obtained and filed a revised opinion as Exhibit 5.1 removing the ambiguity referenced in the Staff’s comment.
Assumptions

3.
Comment. As the division indicates in SLB 19 at Section II.B.3.a, the new or revised opinion may not include “assumptions that are overly broad, that ‘assume away’ the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainably facts.” Examples of such assumptions include those listed in clauses (i), (v), (vi), and (vii).

Response. In response to the Staff’s comment, the Company has obtained and filed a revised opinion as Exhibit 5.1 removing the overly broad assumptions referenced in the Staff’s comment.
Exemptions, Qualifications, Additional Assumptions and Limitations

4.
Comment. Counsel’s limitations suggest that the opinion does not extend to the laws of Delaware, even though both co-registrants are organized in that state. The opinion will need to cover all applicable jurisdictions of incorporation or organization of either co-registrant. Therefore, the limitations set forth in paragraphs B, D, H, I, and L appear overly broad. See also SLB 19 at Section II.B.1.e (note in particular the third paragraph and footnote 21).

Response. In response to the Staff’s comment, the Company has obtained and filed a revised opinion as Exhibit 5.1 to remove the limitations referenced in the Staff’s comment.

5.
Comment. It is unclear whether the statement in paragraph E that “there exist in the New Notes or pursuant to applicable law, legally adequate remedies for the realization of the principal benefits intended to be provided” is intended to serve as an opinion or a limitation. Ensure that the revised or new opinion is unambiguous in that regard.

Response. In response to the Staff’s comment, the Company has obtained and filed a revised opinion as Exhibit 5.1 removing the ambiguity referenced in the Staff’s comment
Penultimate Paragraph

6.
Comment. Ensure that the revised or new opinion does not suggest that it is being rendered “solely” to you. Similarly, it should not suggest that it may not be relied upon “by any other person or entity (other than your successors and permitted assigns) . . . .” Refer to SLB 19 at Section II.B.3.d.

U.S. Securities and Exchange Commission
November 13, 2012

Response. In response to the Staff’s comment, the Company has obtained and filed a revised opinion as Exhibit 5.1 removing the language referenced in the Staff’s comment.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope the foregoing materials are responsive to the Staff’s comments. Please call me at (832) 562-3730 with any additional comments or questions you may have.
Very truly yours,
/s/ Kenneth I. Sill
Kenneth I. Sill
Chief Financial Officer